

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Claudia Jaramillo
Chief Financial Officer
JACOBS SOLUTIONS INC.
1999 Bryan Street Suite 1200
Dallas, Texas 75201

> **Re: JACOBS SOLUTIONS INC.**
> **Form 10-K for the year ended September 30, 2022**
> **Filed on November 21, 2022**
> **Form 8-K filed on February 7, 2023**
> **File No. 001-07463**

Dear Claudia Jaramillo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction